Exhibit 99.1

APPOINTMENT OF DIRECTORS

In accordance with the provisions of 44 of the General Banking Law, it is reported that at the Ordinary Shareholders' Meeting of Banco Santander-Chile, held on April 19, 2023, Mr. Claudio Melandri Hinojosa, Mr. Rodrigo Vergara Montes (Independent), Mr. Orlando Poblete Iturrate (Independent), Mr. Félix de Vicente Mingo (Independent), Mrs. María Olivia Recart Herrera (Independent), Mrs. Ana Dorrego de Carlos, Mr. Rodrigo Echenique Gordillo, Mrs. Lucia Santa Cruz Sutil and Mrs. Blanca Bustamante Bravo (Independent) were chosen as Directors; and Mr. Juan Pedro Santa María Pérez (Independent) and Mr. Alfonso Gómez Morales (Independent) as Alternate Directors.

CLAUDIO MELANDRI HINOJOSA
PRESIDENT